UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: March 31, 2021

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Senmiao Technology Limited

Full Name of Registrant:

N/A

Former Name if Applicable:

16F, Shihao Square, Middle Jiannan Blvd., High-Tech Zone

Address of Principal Executive Office (Street and number):

Chengdu, Sichuan, China 610000

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the annual report on Form 10-K for the fiscal year ended March 31, 2021 (the “Annual Report”) imposed time constraints that have rendered timely filing of the Annual Report impracticable without undue hardship and expense to the registrant. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the registrant endeavors to file its Annual Report no later than fifteen calendar days following June 29, 2021, the prescribed due date.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Xi Wen	+86 28	61554399
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant’s continuing shift of its business focus to automobile operating lease and newly-developed online ride-hailing platform services from automobile sales, facilitation of automobile purchases and related services, and the resulting change in the staffing and technology systems has, in turn, delayed the registrant’s ability to complete its financial statements and prepare the report. Management is still working on the completion of the financial statements for the year ended March 31, 2021, but management’s current reasonable estimate of the results of operation are as follows, which are subject to change upon the completion of the financial statements: (i) total revenues decreased to approximately $6.2 million for the year ended March 31, 2021 from approximately $15.7 million for the year ended March 31, 2020; (ii) total costs of revenue decreased to approximately $6.0 million for the year ended March 31, 2021 from approximately $12.3 million for the year ended March 31, 2020 and (iii) net loss for the year ended March 31, 2021 increased to approximately $12.7 million for the year ended March 31, 2021 from net loss of approximately $9.9 million for the year ended March 31, 2020. Additional narrative and quantitative disclosure regarding the registrant’s results of operations for the year ended March 31, 2021 will be disclosed in the registrant’s Annual Report on Form 10-K.

Senmiao Technology Limited
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2021	By:	/s/ Xi Wen
Name: Xi Wen
Title: Chief Executive Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).